UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

CEDAR REALTY TRUST, INC.
(Name of Issuer)

Common Stock, par value $0.06 per share
(Title of Class of Securities)

150602209
(CUSIP Number)

Raghunath Davloor
Executive Vice President and Chief Financial
Officer RioCan Real Estate Investment Trust
RioCan Yonge Eglinton Centre
2300 Yonge Street, Suite 500, P.O. Box 2386
Toronto, Ontario M4P 1E4
Canada
(416-866-3033)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No.: 150602209		Page 2 of 5 Pages

1.	Names of Reporting Persons. RIOCAN REAL ESTATE INVESTMENT TRUST
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of	7. Sole Voting Power	None
Shares
Beneficially Owned by Each	8. Shared Voting Power	None
Reporting Persons With	9. Sole Dispositive Power	None
	10. Shared Dispositive Power	None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person: HC

SCHEDULE 13D

CUSIP No.: 150602209		Page 3 of 5 Pages

1.	Names of Reporting Persons. RIOCAN HOLDINGS USA INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of	7. Sole Voting Power	None
Shares
Beneficially Owned by Each	8. Shared Voting Power	None
Reporting Persons With	9. Sole Dispositive Power	None
	10. Shared Dispositive Power	None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person: CO

CUSIP No.: 150602209	Page 4 of 5 Pages

This exit Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends and supplements the initial statement on Schedule 13D filed by RioCan Real Estate Investment Trust and RioCan Holdings USA Inc. with the Securities and Exchange Commission on November 5, 2009 (the "Initial Statement"), the first amendment to the Initial Statement filed by RioCan Real Estate Investment Trust and RioCan Holdings USA Inc. with the Securities and Exchange Commission on February 11, 2010 ("Amendment No. 1"), the second amendment to the Initial Statement filed by RioCan Real Estate Investment Trust and RioCan Holdings USA Inc. with the Securities and Exchange Commission on March 11, 2010 ("Amendment No. 2"), the third amendment to the Initial Statement filed by RioCan Real Estate Investment Trust and RioCan Holdings USA Inc. with the Securities and Exchange Commission on April 29, 2010 (the "Amendment No. 3") and the fourth amendment to the Initial Statement filed by RioCan Real Estate Investment Trust with the Securities and Exchange Commission on October 16, 2012 (the "Amendment No. 4" and, together with the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D"), in connection with the agreements described herein.  Capitalized terms used in this Amendment No. 5 without being defined herein have the meanings given to them in the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4, as applicable.

Item 4.  Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Sale of the Securities

On February 7, 2013, RioCan Holdings USA Inc. agreed to sell in a block trade the 9,445,236 shares of common stock of Cedar Realty Trust that it owned. Such sale of the shares of common stock settled on February 12, 2013, at which time RioCan Holdings USA Inc. and RioCan Real Estate Investment Trust ceased to hold any securities of Cedar Realty Trust.

Item 5.  Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)   As of the date hereof, each of RioCan Holdings USA Inc. and RioCan Real Estate Investment Trust beneficially own the aggregate number and percentage of outstanding shares of common stock set forth below:

Reporting Person	Aggregate Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares

RioCan Holdings USA Inc.	0	0%
RioCan Real Estate Investment Trust	0	0%

(b)   Each of RioCan Holdings USA Inc. and RioCan Real Estate Investment Trust has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 0 shares of common stock.

(c)   Other than as stated herein, neither RioCan Holdings USA Inc. nor RioCan Real Estate Investment Trust has effected any transactions in the Common Stock during the 60 days preceding the date hereof.

(d)   Not applicable.

(e)   February 12, 2013.

CUSIP No.: 150602209	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013	RIOCAN REAL ESTATE INVESTMENT TRUST By: /s/ Raghunath Davloor Name: Raghunath Davloor Title: Executive Vice President and Chief Financial Officer